Exhibit 99.1

Globus Maritime Limited Announces Pricing of $12.4 Million Registered Direct Offering

June 26, 2020 - Glyfada, Greece - Globus Maritime Limited (the “Company”) (NASDAQ: GLBS) announced today that it has entered into a securities purchase agreement with certain unaffiliated institutional investors to issue approximately $12.4 million of its common shares (the “Common Shares”) in a registered direct offering and warrants to purchase Common Shares in a concurrent private placement.

Under the terms of the securities purchase agreement, the Company has agreed to sell 45,850,000 Common Shares. In a concurrent private placement, the Company has agreed to issue warrants to purchase up to 45,850,000 Common Shares. The warrants will be exercisable upon issuance and have an exercise price of $0.30 per share. The warrants will expire 5.5 years from the issuance date. The purchase price for one Common Share and one warrant will be $0.27. The gross proceeds to the Company from the registered direct offering and concurrent private placement are estimated to be approximately $12.4 million before deducting the placement agent’s fees and other estimated offering expenses. The registered direct offering and concurrent private placement are expected to close on or about June 30, 2020, subject to the satisfaction of customary closing conditions.

Maxim Group LLC is acting as sole placement agent for the offering.

The Common Shares being sold pursuant to the registered direct offering are being sold pursuant to a shelf registration statement on Form F-3 (File No. 333-222580), previously filed with the Securities and Exchange Commission (the “SEC”) on January 17, 2018 and declared effective on February 8, 2018. Such securities are being offered only by means of a prospectus. A prospectus supplement and the accompanying prospectus relating to and describing the terms of the registered direct offering will be filed with the SEC. The warrants sold in the concurrent private placement, along with the Common Shares underlying such warrants, have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and are offered pursuant to an exemption from the registration requirements of Section 5 of the Securities Act contained in Section 4(a)(2) thereof and/or Regulation D promulgated thereunder. When available, copies of the prospectus supplement and the accompanying prospectus relating to the registered direct offering may be obtained at the SEC’s website at www.sec.gov or by contacting Maxim Group LLC, 405 Lexington Avenue, 2nd Floor, New York, NY 10174, at 212-895-3745.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of five dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate seven vessels with a total carrying capacity of 300,571 Dwt and a weighted average age of 12.1 years as of March 31, 2020.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited +30 210 960 8300	Capital Link – New York +1 212 661 7566
Athanasios Feidakis, CEO	Nicolas Bornozis globus@capitallink.com
a.g.feidakis@globusmaritime.gr